Terren J. O’Connor

+1 858 550 6100

toconnor@cooley.com

September 11, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Gary Newberry
Kevin Vaughn
Joshua Gorsky
Margaret Schwartz

Re:	RayzeBio, Inc.
Registration Statement on Form S-1
Filed August 24, 2023
File No. 333-274193

Ladies and Gentlemen:

On behalf of RayzeBio, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letters dated (i) August 29, 2023 (the “August Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on August 24, 2023 (the “Registration Statement”) and (ii) September 7, 2023 with respect to the Registration Statement (the “September Comment Letter” and collectively, the “Comment Letters”).

In response to the Comment Letters, the Company has revised the Registration Statement and filed Amendment No. 1 to the Registration Statement on Form S-1 on September 11, 2023 (the “Amendment”) with this response letter.

The numbering of the paragraphs below correspond to the numbering of the comments in the corresponding Comment Letter, which for your convenience we have incorporated into this response letter in italicized font. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Registration Statement.

August Comment Letter

Registration Statement on Form S-1, filed August 24, 2023

General

1.	Please revise your registration statement to disclose the identity of the selling stockholder and the number of shares that the selling stockholder will sell in the offering.

Cooley LLP    10265 Science Center Drive San Diego, CA    92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

September 11, 2023

Page Two

Response: The Company acknowledges the Staff’s comment and has accordingly updated the disclosure on page 204 in the Amendment to include the identity of the selling stockholder and the number of shares that the selling stockholder will sell in the offering.

September Comment Letter

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Stock-based Compensation Expense, page 114

1.	Revise your table on page 116, and elsewhere in the filing as appropriate, to address your stock options granted August 22, 2023.

Response: The Company acknowledges the Staff’s comment and has accordingly updated the disclosure on page 117 in the Amendment. Additionally, the stock options granted on August 22, 2023 are disclosed in the Amendment on pages 10, 100, 103, 181, 182, 206 and II-4.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or comments concerning the Amendment or this response letter to me at (858) 550-6100, Carlos Ramirez at (858) 550-6157 or Charles S. Kim at (858) 550-6049.

Sincerely,

/s/ Terren J. O’Connor
Terren J. O’Connor
Cooley LLP

cc:	Ken Song, M.D., RayzeBio, Inc.

Jeff Woodley, RayzeBio, Inc.

Carlos Ramirez, Cooley LLP

Charles S. Kim, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Beth LeBow, Davis Polk & Wardwell LLP

Cooley LLP    10265 Science Center Drive, San Diego, CA    92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com